Sumitomo Corporation

RECEIVED

2007 MAY 23 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

May 18, 2007

07023759

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Elliot Staffin

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED

MAY 25 2007

THOMSON FINANCIAL

Dear Ms. Staffin:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated May 18, 2007 referring to "Comment on the article carried by today's newspaper" [English translation].

2. Press Release dated May 18, 2007 referring to "Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)" [English translation].

dw 5/24

3. Press Release dated May 18, 2007 referring to "Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)" [English translation].

4. Press Release dated May 18, 2007 referring to "Announcement Regarding the Spin off of Stainless Steel Sheet Business" [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For immediate release

May 18, 2007

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No:8053 Tokyo Stock Exchange(TSE), 1st section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel: +81-3-5166-3089

Comment on the article carried by today's newspaper

In the morning edition of news paper 'Nihon Keizai Shimbun' dated May 18, 2007, they reported 'the reorganization of Jupiter Telecommunications Co., Ltd. and Jupiter TV Co., Ltd.' together with our plan to 'make Jupiter Shop Channel Co., Ltd. our wholly-owned subsidiary.'

But we had not made any official statements with relation to this subject.

While business environment is changing drastically, we are studying every strategy from various aspects but no specific decision has been made.

We will make an official statement once we make our decision.

For Immediate Release

May 18, 2007

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved the terms regarding the distribution of new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Company's Directors and Executive Officers in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan.

The distribution of new share acquisition rights to the Directors is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options for a Stock-Linked Compensation Plan to the Company's Directors" at the Ordinary General Meeting of Shareholders scheduled for June 22, 2007 and the distribution to Executive Officers is subject to the approval for the Directors.

1. **The reason for the need to recruit persons to accept New Share Acquisition Rights**

   The Company issues new share acquisition rights in the form of stock options for a stock-linked compensation plan to link the Company's performance and stock price more clearly to compensation of Directors and Executive Officers, as well as to enhance the sharing of value with all our shareholders.

2. Name of the New Stock Acquisition Rights

   Sumitomo Corporation, the Second Stock Acquisition Rights for a Stock-linked Compensation Plan.

3. Total number of New Share Acquisition Rights to be issued

The maximum total number of new share acquisition rights to be issued shall be 1,400.

The maximum total number of rights to be allocated to the Directors shall be 800.

(100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4. above, the same adjustments shall also be made here.)

4. Type and number of shares subject to New Share Acquisition Rights

The maximum number of shares subject to new share acquisition rights shall be 140,000 of the Company's common shares, of which new share acquisition rights covering of 80,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. The need for payment in consideration of New Share Acquisition Rights

The new share acquisition rights will be issued without consideration.

6. Issue date of New Share Acquisition Rights

July 31, 2007

7. Persons to whom New Share Acquisition Rights may be allocated

Directors and Executive Officers, 32 persons in total.

8. Value of the assets to be contributed upon exercise of the New Share Acquisition Rights

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

9. Term during which the New Share Acquisition Rights can be exercised

10 years from the day following the day on which a person that has been allocated new share acquisition rights (the "Grantees") becomes neither a Director nor an Executive Officer.

10. Conditions on exercise of New Share Acquisition Rights

(1) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

i . When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

ii . When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(2) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be permitted.

(3) The legal heir of the Grantees can exercise only within 6-months after inheriting the new share acquisition right from Grantees.

(4) When the Grantee exercises the new share acquisition, it should be permitted to exercise integral rights for the minimum unit..

11. Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. Limitation on the acquisition of New Share Acquisition Rights by assignment

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by way of assignment.

13. Provisions governing the redemption of New Share Acquisition Rights by the company

When the Grantee falls under the conditions of 10.(1) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

14. Reorganization

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering the shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter referred to as "Reorganized Company"), to the Grantees of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company.

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4. above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be the amount of the Exercise Price after the Reorganization as set forth below multiplied by the number of shares subject to

such new share acquisition rights. The Exercise Price after the Reorganization shall be one yen (¥1) per share of the Reorganized Company that can be received upon exercise of the new share acquisition rights.

(5) Term during which the new share acquisition rights can be exercised:
To be determined in accordance with item 9. above.

(6) Matters concerning increase in capital and capital reserves in case of issuance of shares through exercise of new share acquisition rights:
To be determined in accordance with item 11. above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:
The acquisition of the new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:
To be determined in accordance with item 13. above.

(9) Other conditions on the exercise of new share acquisition rights:
To be determined in accordance with 10. above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office
1-3-2,Marunouchi, Chiyoda-ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

For Immediate Release

May 18, 2007

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved the terms regarding the distribution of new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company, in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan.

The distribution of new share acquisition rights to the Directors is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors" at the Ordinary General Meeting of Shareholders scheduled for June 22, 2007, and the distribution to Executive Officers and Corporate Officers is subject to the approval for the Directors.

1. **The reason for the need to recruit persons to accept New Share Acquisition Rights**
   So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees and further expand our profit base and strengthen our corporate constitution, the Company wishes to be able to issue new share acquisition rights.

2. **Name of the New Share Acquisition Rights**
   Sumitomo Corporation, the Sixth Stock Acquisition Rights

3. **Total number of New Share Acquisition Rights to be issued**

The maximum total number of new share acquisition rights to be issued shall be 1,960. The maximum total number of rights to be allocated to the Directors shall be 670. (100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4.below, the same adjustments shall also be made here.)

The above total is the number of new share acquisition rights to be allotted. Where there is a decrease in the total number of new share acquisition rights to be allotted, such as when there are no subscriptions for some of the rights, the total number of new share acquisition rights to be issued shall be the total number of stock acquisition rights allotted.

4. **Type and number of shares subject to New Share Acquisition Rights**

The maximum number of shares subject to new share acquisition rights shall be 196,000 of the Company's common shares, of which new share acquisition rights covering of 67,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. **The need for payment in consideration of New Share Acquisition Rights**

The new share acquisition rights will be issued without consideration.

6. **Issue date of New Share Acquisition Rights**

July 31, 2007

7. **Persons to whom New Share Acquisition Rights may be allocated**

Directors, Executive Officers and Corporate .Officers under the Company's qualification system, 85 persons in total

8. **Value of the assets to be contributed upon exercise of the New Share Acquisition Rights**

The value of the assets to be contributed upon exercise of the new share acquisition

rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares per new share acquisition right, which is established in item 3.above.

The Exercise Price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on each day (excluding days on which there were no transactions) of the month immediately prior to the month in which the new share acquisition rights are allocated, multiplied by 1.05; provided, however, that if the Exercise Price as so computed would be less than the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

9. Term during which the New Share Acquisition Rights can be exercised

From April 1, 2008 to June 30, 2012

10. Conditions on exercise of New Share Acquisition Rights

(1) A person that has been allocated new share acquisition rights (the "Grantee") of must also be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(2) Even before expiration of the exercise period, under the following circumstances of i, ii or iii, grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.

i. When the Grantee has been sentenced to imprisonment or severer penalty.

ii. When the grantee of the new share acquisition rights passes away.

iii. When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(3) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(4) When the Grantee exercises the new share acquisition, it should be permitted to exercise integral rights for the minimum unit.

11. Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. Limitation on the acquisition of New Share Acquisition Rights by assignment

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

13. **Provisions governing the redemption of New Share Acquisition Rights by the company**

When the Grantee has not met the conditions of item 10.(1) above, falls under the each conditions of item 10.(2) above, or cannot for other reason exercise such rights, the Company may redeem such new share acquisition rights without compensation.

14. **Reorganization**

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter "Reorganized Company"), to the Grantee of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4.above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

To be determined in accordance with item 8.above upon consideration of such factors as the conditions of the Reorganizations.

(5) Term during which the new share acquisition rights can be exercised:

From the later of either the starting date of the term in which the Existing New Share Acquisition Rights stipulated in item 9.above can be exercised or the date on which the Reorganization takes effect, through the last date on which the Existing New Share Acquisition Rights stipulated in item 9.above could have been exercised.

(6) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with item 11.above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with item 13.above.

(9) Other conditions on exercise of new share acquisition rights:

To be determined in accordance with item 10.above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office

1-3-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation

1-8-11, Harumi, Chuo-Ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

For immediate release

To whom it may concern:

RECEIVED

2007 MAY 23 A 10:-7

May 18, 2007

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No:8053 Tokyo Stock Exchange(TSE), 1st section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel: +81-3-5166-3089

Announcement Regarding the Spin off of Stainless Steel Sheet Business

Today, we, Sumitomo Corporation ("SC"), have officially entered into a business consolidation agreement with Nippon Steel & Sumikin Stainless Steel Corporation ("NSSC"), Nippon Steel Trading Co., Ltd. ("NST"), and Nippon Stainless Shoji Co., Ltd. ("NSS"), by which, effective July 01, 2007, SC would Spin off a part of its domestic stainless steel sheet business, and transfer it to NSS. SC's board of directors meeting has resolved the conclusion of this agreement today, following its previous resolution made on March 29, 2007 regarding the establishment of a new joint venture, a business consolidation based on NSS that combines domestic stainless steel sheet businesses, and stainless steel coil center operations of SC, NSSC, and NST. The details are as follows:

1. The Reason for the Spin off:

SC has taken a stake of NSS back in 1969, and since then, SC has been striving hard to expand its domestic stainless steel sheet business as one of its main stream metal businesses. In 2003, NSSC (an integrated joint venture company based on Nippon Steel Corporation's stainless steel operation and Sumitomo Metal Industry's stainless steel operation) is newly formed, and the business environment surrounding the stainless steel business have dramatically changed. In order to address this change, SC has strengthened its sales relationship with the long standing stainless steel customers; however, in order to further develop and reinforce its domestic stainless steel business, SC has decided to take a next step, and determined to spin off a part of its stainless steel sheet business, and transfer it to NSS, and form a new business model, a new joint venture with NSSC and NST.

2. Outline of the Spin off:

(1) Schedule:

Board of Directors' Resolution:	May 18, 2007
Conclusion of Agreement	May 18, 2007
Effective Date of Spin off	July 1, 2007

* This Spin off shall take place without the shareholders' resolution following the corporate law 784-3.

(2) The Scheme of Spin off

SC shall spin off a part of its domestic stainless steel sheet business, and transfer it to NSS, the existing company NSS shall succeed the business from SC.

(3) Quota of Stock

The successor company, NSS, shall newly issue 66,892 shares of common stock to the transferring company, SC.

(4) Calculation Method for Quota of Stock

a) Basis for calculation and its background:

Regarding the number of shares of common stock to be issued as a result of this business consolidation, in order to maintain the fairness and legitimacy, SC and NSS have asked Sumitomo-Mitsui Banking Corporation to calculate the quota of stock, that could be used as a reference in negotiation and discussion.

b) Relationship with Valuation Agent:

SC does not fall into a related party category with the Agent.

(5) Decrease of Capital due to this Spin off:

SC's capital does not decrease due to this transaction.

(6) Any Impact on Transferor (SC)'s Outstanding Bonds with Share Warrant:

The transaction would have no impact on SC's outstanding bonds with share warrant

(7) Rights and Obligations of Successor Company

Rights and obligations associated with the domestic sales of stainless steel sheets (except the stainless steel sheet for automotive exhaust system) and stainless steel bars manufactured by NSSC.

(8) Fulfillment of obligations:

SC and the successor company have judged that any outstanding obligations of SC's stainless steel sheet businesses can be fulfilled by the successor company without any problem.

3. Outline of Parties Involved

(1) Name	Sumitomo Corporation	Nippon Stainless Shoji Co., Ltd
(2) Business	General Trading & Investment	Trading of Stainless Steel
(3) Establishment	December, 1919	April, 1960
(4) A place of Headquarters	Triton Square Y 1-8-11 Chuo-Ku, Harumi, Tokyo	2-10-14 Ryogoku, Sumida-ku, Tokyo
(5) President	Motoyuki Oka	Yoshiaki Kobayashi
(6) Capital	219,279 Million Yen	215 Million Yen
(7) Number of Outstanding Shareholders	1,250,602,867	80,000
(8) Net Worth	1,473,128 Million Yen	1,234 Million Yen
(9) Total Assets	8,430,477 Million Yen	9,999 Million Yen
(10) Fiscal Term	3/31	3/31
(11) Major Shareholders & its Shareholding Ratio	The Master Trust Bank of Japan, Ltd 8.68% Japan Trustee Services Bank, Ltd. (trust) 7.45% Japan Trustee Services Bank, Ltd. (trust 4) 3.22% Mitsui Sumitomo Insurance Company, Limited 2.66% Sumitomo Life Insurance Company 2.47%	NSSC 65% Sumitomo Corporation 35%

4. Outline of Business Unit to be Spun off:

(1) Operation of Business Unit to be Spun off

Domestic sales of stainless steel sheets (except the stainless steel sheet for automotive exhaust system) and bars manufactured by NSSC

(2) Results of Business Unit to be Spun off

	Business Unit(a)	SC(b)	Ratio(a/b)
Sales	24,100 Million Yen	5,732 Billion Yen	0.42%

(3) Assets & Liabilities to be Spun off

Assets		Liabilities	
Current Assets	9,002 Million Yen	Current Liabilities	7,150 Million Yen
Fixed Assets	60 Million Yen		
Total	9,062 Million Yen	Total	7,150 Million Yen

* The assets to be span off include 80% shares of Kansai Stainless Co., Ltd.

With an addition of 20% shares to be span off from NSSC, Kansai Stainless Co., Ltd. and Yuwa Sangyo Co., Ltd. shall both be 100% subsidiaries of new NSS.

5. Outline of Successor Company

(1) Name: Nippon Stainless Shoji Co., Ltd.
(After the consolidation, the name will change to NS-Stainless Corporation)

(2) Business: Trading of stainless steel

(3) Location of Headquarters: 2-10-14 Ryogoku, Sumida-ku, Tokyo

(4) President: Takashi Mizuno (shall be nominated at the first SH meeting after the consolidation.)

(5) Capital: 2,000 Million Yen

(6) Fiscal Term: March 31

6. Outline of Listed Companies after Spin off

(1) Name: Sumitomo Corporation

(2) Business: General Trading and Investment

(3) Location of Headquarters: Harumi Island, Triton Square Office Tower Y
1-8-11 Harumi, Chuo-ku, Tokyo

(4) President & CEO: Susumu Kato
SC has nominated Kato at its board of directors meeting held on May 7, 2007, he will officially be nominated at the board of directors meeting which will be held after the shareholders meeting scheduled to be held on June 22, 2007.

(5) Capital: 219,279 Million Yen

(6) Fiscal Year: March 31

(7) Outline of Accounting Procedures:

Since this business consolidation falls under the category of formation of jointly controlled entity under the merger accounting standard, the investment pertaining to the transferring business is considered as if it continued under the new entity, SC shall not recognize any profit or losses due to this

transaction. And further, the successor company shall book those assets and liabilities to be succeeded at the proper book value of those assets and liabilities at the transferring company immediately prior to the transaction in accordance with the merger accounting standard.

(8) Impact on Operation Results due to Transaction:

The impact on SC's consolidated and stand alone operation results due to this transaction is very minor.

<Reference 1>

Outline of Consolidation


【Before】
NSSC
Technical Services
Sumitomo Corp.
Stainless steel sheet business.
Nippon Steel Trading
Stainless steel sheet business
100%
65%
35%
Nippon Stainless Shoji
(a takeover company)
20%
80%
U-WA TECH
(coil center)
Kansai Stainless
(coil center)
【After】
NSSC
Sumitomo Corp.
Nippon Steel Trading
28%
36%
36%
NEWCO NS-Stainless (provisional)
(Tokyo, Osaka, Nagoya, Hiroshima, Fukuoka, Naoetsu)
100%
Technical Services
100%
U-WA TECH
(Eastern CC)
Kansai Stainless
(Western CC)

<Reference 2>

Outline of Nippon Stainless, Yuwa Sangyo, and Kansai Stainless

I. Nippon Stainless Shoji Co., Ltd.

(1) Shareholders	NSSC 65%, Sumitomo Corp. 35%
(2) President	Yoshiaki Kobayashi
(3) Headquarters	Sumida-ku, Tokyo
(4) Branches	Osaka, Naoetsu, Nagoya, Ichikawa Service Center
(5) Number of employees	53

II. U-WA TECH CORPORATION.

(1) Shareholders	NSSC 100%
(2) President	Hiroaki Hashimoto
(3) Number of employees	32
(4) Plant Location	Futtsu Plant 33-4 Futtsu-shi, Chiba 20,000m2
	Main Equipment 2 Levelers、1 Slitter、2 Re-Shears

III. Kansai Stainless Co., Ltd.

(1) Shareholders	Sumitomo Corp. 80%, NSSC 20%
(2) President	Kiyoshi Miyagawa
(3) Number of employees	29
(4) Plant Location	Amagasaki Plant 27 Higashi Kaigan-cho, Amagasaki, Hyogo 14,617m2
	Main Equipment 2 Levelers 1 Slitter, 1 Re-Shear

END